SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON DECEMBER 17, 2009, DRAWN UP IN THE SUMMARY FORMAT.

Companies Registry (NIRE): 33300011595
Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001 -04

1. Date: December 17, 2009.

2. Time: 7:30 p.m.

3. Venue: Av. Brig. Faria Lima, 3400, 20º andar, in the city and state of São Paulo

4. Attendance: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Dionísio Dias Carneiro Netto, Gilberto Sayão da Silva and Yoshiaki Nakano – Board Members; Claudia Maria Sarti – Secretary. The meeting was held through a conference call.

5. Documents Read: Proposal presented by the Company’s Board of Executive Officers, whose object was the offer for the acquisition of up to 100% of shares issued by Cimpor – Cimentos de Portugal, SGPS, S.A. (“Cimpor”), a publicly held company incorporated under the laws of Portugal.

6. Agenda and Resolutions: By unanimous vote, the following resolutions were taken by the Board of Directors:

6.1. The Chairman opened the Meeting by reading the proposal of the Board of Executive Officers that provides for the offer for the acquisition, directly by CSN or through one or more of its subsidiaries, of up to 100% of shares issued by Cimpor (“Offer for Cimpor”), through a public offer for acquisition, pursuant to applicable legislation.

6.2. The holding of said offer was approved and the Company’s management was authorized to take all necessary measures for the effectuation of said offer, including, but not limited to, the execution of all contracts and documents related to the offer, acquisition of shares, establishment of applicable conditions, offer of guarantees, raising of financing, among others, respecting the provisions of article 256 of Law 6,404, as of December 15, 1976.

6.3. It was also approved the draft of the Material Fact to be release by the Company related to above mentioned offer.

Having no further business to be discussed, the meeting was closed and these minutes were drawn up, which after being read and agreed, were signed by attending members.

This is a free English translation of the original minutes filed at the Company’s Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

     Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.